Exhibit 12

Statements re: computation of ratios

(Dollars in Thousands, Except Ratios)

	For the nine months ended September 30, 2012	For the year ended December 31,
		2011	2010	2009	2008	2007
Net income from continuing operations	$3,147	$5,714	$4,928	$4,400	$4,873	$5,958
Add: fixed charges and preferred and senior common distributions	19,667	21,247	21,191	22,001	20,964	15,670
Less: preferred and senior common distributions	(3,141)	(4,156)	(4,114)	(4,094)	(4,094)	(4,094)

Earnings	$19,673	$22,805	$22,005	$22,307	$21,743	$17,534

Fixed charges and preferred and senior common distributions:
Interest expense (1)	15,412	16,158	16,031	16,399	15,575	10,847
Amortization of deferred financing fees	1,103	918	1,031	1,496	1,284	717
Estimated interest component of rent	11	15	15	12	11	12
Preferred and senior common distributions	3,141	4,156	4,114	4,094	4,094	4,094

Total fixed charges and preferred and senior common distributions	$19,667	$21,247	$21,191	$22,001	$20,964	$15,670
Ratio of earnings to combined fixed charges and preferred distributions	1.0	1.1	1.0	1.0	1.0	1.1

(1)	Interest expense includes dividends paid on our mandatorily redeemable term preferred stock.

The calculation of the ratio of earnings to combined fixed charges and preferred distributions is above. “Earnings” consist of net income from continuing operations before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Adviser as part of the administration fee payable under the Advisory Agreement, by three.